EXHIBIT (a)(10)

                       [Key Energy Group, Inc. Letterhead]

KEY ENERGY GROUP, INC.
NEWS RELEASE

FOR IMMEDIATE RELEASE:                               CONTACT: JIM DEAN
WEDNESDAY, SEPTEMBER 2, 1998                                (732) 247-4822

                HART-SCOTT-RODINO WAITING PERIOD EXPIRES FOR KEY
               ENERGY'S CASH OFFER FOR DAWSON PRODUCTION SERVICES

EAST BRUNSWICK, N.J., Sept. 2, 1998 - Key Energy Group, Inc. (NYSE: KEG) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to the pending cash tender offer by it wholly-owned subsidiary, Midland Acquisition Corp., for all outstanding shares of common stock of Dawson Production Services, Inc. (NYSE: DPS) has expired. The tender offer remains subject to the other conditions listed in the offer to purchase. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, September 14, 1998, unless extended.

Dawson Production Services, Inc. is a San Antonio, Texas-based diversified energy services company providing workover rig services, liquid services, and production service to oil and gas operators. The company operates from 37 locations concentrated primarily in the Texas and Louisiana Gulf Coasts, the Permian Basin areas of West Texas and New Mexico, and California.

Key Energy Group, Inc. is a holding company with diversified energy operations including well servicing/workover services, contract drilling and oil and natural gas production. The company has operations in most major domestic onshore producing regions and in Argentina.

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CONTACTS:  Key Energy Group, Inc.            Abernathy MacGregor Frank
           Jim Dean                          Dan Katcher / Matt Sherman
           (732) 247-4822                    (212) 371-5999